Filed Pursuant to Rule 424(b)(3)
File Number: 333-151000

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered(1)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)(3)
Common Stock, $0.01 par value	3,740,000	$29.00	$108,460,000	$4,263

(1)	Includes shares to be sold upon exercise of the underwriters’ option to purchase additional shares of Common Stock. See “Underwriting.”

(2)	Calculated in accordance with Rule 457(r).

(3)	Pursuant to Rule 457(p), $1,613 of the filing fee is being offset by a previously paid filing fee paid by the Registrant upon the initial filing of the registration statement on Form S-3 (File No. 333-147029) on October 30, 2007. An additional registration fee of $2,650 has been paid with respect to this offering.

Prospectus Supplement to Prospectus dated May 19, 2008.

3,400,000 Shares

Common Stock

All of the shares of common stock in the offering are being sold by the selling stockholders identified in this prospectus supplement. EnerSys will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

The common stock is listed on the New York Stock Exchange under the symbol “ENS”. The last reported sale price of the common stock on May 21, 2008 was $30.19 per share.

Concurrently with this offering, we are offering $150 million in original principal amount of our convertible senior notes due 2038 (and up to $172.5 million in original principal amount if the underwriters exercise their option to purchase additional notes in full) in a registered public offering. The consummation of this offering is not conditioned upon the concurrent consummation of the offering of notes and vice versa.

See “Risk Factors” beginning on page S-7 of this prospectus supplement to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement and the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Price to public	$29.000	$98,600,000
Underwriting discount	$1.305	$ 4,437,000
Proceeds, before expenses, to the selling stockholders	$27.695	$94,163,000

To the extent that the underwriters sell more than 3,400,000 shares of common stock, the underwriters have the option to purchase up to an additional 340,000 shares from the selling stockholders at the initial price to public less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on May 28, 2008.

Joint Book-Running Managers

Goldman, Sachs & Co.	Banc of America Securities LLC

Jefferies & Company	Lehman Brothers	William Blair & Company

Prospectus Supplement dated May 21, 2008

Prospectus
About This Prospectus	1
Where You Can Find More Information	1
Incorporation of Certain Documents by Reference	2
EnerSys	2
Use of Proceeds	4
Ratio of Earnings to Fixed Charges	4
Description of Capital Stock	5
Description of Debt Securities	10
Plan of Distribution	13
Legal Matters	15
Experts	15

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering. We urge you to read the entire prospectus and this prospectus supplement, together with the information described under the heading “Where You Can Find More Information” in the accompanying prospectus carefully, including the risk factors set forth under “Risk Factors” in this prospectus supplement and the risk factors incorporated by reference herein.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different or additional information. The selling stockholders are not, and the underwriters are not, making an offer of these securities in any jurisdiction where the offer is not permitted. You should assume that the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated herein and therein by reference is accurate only as of its respective date or on the date which is specified in those documents. Our business, financial condition, results of operations and prospects may have changed since these dates.

Unless otherwise indicated, all information in this prospectus supplement assumes no exercise by the underwriters of their option to purchase up to an additional 340,000 shares of common stock from the selling stockholders at the initial price to the public less the underwriting discount for a period of 30 days following the date of this prospectus supplement.

MARKET AND INDUSTRY DATA

The market and industry data contained in this prospectus supplement and in documents incorporated herein by reference are based either on management’s own estimates, independent industry publications, reports by market research firms or other published independent sources, and, in each case, are believed by management to be reasonable estimates.

S-ii

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus may contain or incorporate by reference information that includes or is based upon forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, or the Reform Act. Generally, you can identify these statements because they use words like “anticipates,” “believes,” “will,” “estimates,” “expects,” “future,” “intends,” “plans” or the negative of such terms or similar terms. All statements addressing operating performance, events, or developments that we expect or anticipate will occur in the future, including statements relating to sales growth, earnings or earnings per share growth, and market share, as well as statements expressing optimism or pessimism about future operating results, are forward-looking statements within the meaning of the Reform Act. The forward-looking statements are and will be based on management’s then-current beliefs and assumptions regarding future events and operating performance and on information currently available to our management, and are applicable only as of the dates of such statements.

Forward-looking statements involve risks, uncertainties and assumptions. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy. Actual results may differ materially from those expressed in these forward-looking statements due to a number of uncertainties and risks, including the risks described in our Annual Report on Form 10–K for the fiscal year ended March 31, 2007, any risk factors set forth in our other filings with the SEC pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act and other unforeseen risks. You should not put undue reliance on any forward-looking statements. We undertake no obligation to update or revise these statements to reflect events or circumstances occurring after the date of such statements.

Our actual results may differ materially from those contemplated by the forward-looking statements for a number of reasons, including the following factors:

•	general cyclical patterns of the industries in which our customers operate;

•	the extent to which we cannot control our fixed and variable costs;

•	the raw material in our products may experience significant fluctuations in market price and availability;

•	certain raw materials constitute hazardous materials that may give rise to costly environmental and safety claims;

•	legislation regarding the restriction of the use of certain hazardous substances in our products;

•	risks involved in foreign operations such as disruption of markets, changes in import and export laws, currency restrictions and currency exchange rate fluctuations;

•	our ability to raise our selling prices to our customers when our product costs increase;

•	the extent to which we are able to efficiently utilize our global manufacturing facilities and optimize their capacity;

•	general economic conditions in the markets in which we operate;

•	competitiveness of the battery markets throughout the world;

•	our timely development of competitive new products and product enhancements in a changing environment and the acceptance of such products and product enhancements by customers;

S-iii

•	our ability to adequately protect our proprietary intellectual property, technology and brand names;

•	unanticipated litigation and regulatory proceedings to which we might be subject;

•	changes in our market share in the business segments and regions where we operate;

•	our ability to implement our cost reduction initiatives successfully and improve our profitability;

•	unanticipated quality problems associated with our products;

•	our ability to implement business strategies, including our acquisition strategy, and restructuring plans;

•	our acquisition strategy may not be successful in locating advantageous targets;

•

our ability to successfully integrate any assets, liabilities, customers, systems and management personnel we acquire into our operations and our ability to realize related revenue synergies and cost savings within expected time frames;

•	our debt and debt service requirements which may restrict our operational and financial flexibility, as well as imposing unfavorable interest and financing costs;

•	adverse changes in our short and long term debt levels under our credit facilities;

•	our exposure to fluctuations in interest rates on our variable rate debt;

•	our ability to attract and retain qualified personnel;

•	our ability to maintain good relations with labor unions;

•	credit risk associated with our customers, including risk of insolvency and bankruptcy;

•	our ability to successfully recover in the event of a disaster affecting our infrastructure; and

•

terrorist acts or acts of war, whether in the United States or abroad, could cause damage or disruption to our operations, our suppliers, channels to market or customers, or could cause costs to increase, or create political or economic instability.

This list of factors that may affect future performance is illustrative, but by no means exhaustive. Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty. You are advised to consult any further disclosures we make on related subjects in the reports we file with the SEC pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act.

S-iv

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information from this document and may not contain all of the information that is important to you. We urge you to read this entire document carefully, including the “Risk Factors” included and incorporated by reference in this prospectus supplement and the accompanying prospectus, as well as those additional documents to which we refer you. See “Where You Can Find More Information” in the accompanying prospectus. The terms “EnerSys,” “we,” “our,” and “us” refer to EnerSys — which is a holding company — and its consolidated subsidiaries. We use the term “the company” when we wish to refer only to the holding company and not to EnerSys and its consolidated subsidiaries.

Our fiscal year ends on March 31. References in or incorporated by reference in this prospectus supplement to a fiscal year, such as “fiscal 2008,” relate to the fiscal year ended on March 31 of that calendar year. For reading ease, certain financial information included or incorporated by reference in this prospectus supplement is presented on a rounded basis, which may cause minor rounding differences.

EnerSys

EnerSys is the world’s largest manufacturer, marketer and distributor of industrial batteries. We also manufacture, market and distribute related products such as chargers, power equipment and battery accessories, and we provide related after-market and customer-support services for industrial batteries. Industrial batteries generally are characterized as reserve power batteries or motive power batteries.

Reserve power products are known as network, standby or stationary power batteries and are used primarily for backup power applications to ensure continuous power supply in case of main (primary) power failure or outage. Reserve power batteries are used primarily to supply standby direct current, or DC, operating power for:

•	telecommunications systems, such as wireless, wireline and internet access systems, central and local switching systems, satellite stations and radio transmission stations;

•	uninterruptible power systems, or UPS, applications for computer and computer-controlled systems, including process control systems;

•	specialty power applications, including security systems for premium starting, lighting and ignition applications;

•	switchgear and electrical control systems used in electric utilities and energy pipelines; and

•	commercial and military aircraft, submarines and tactical military vehicles.

Motive power products are used to provide power for manufacturing, warehousing and other material handling equipment, primarily electric industrial forklift trucks. They compete primarily with propane- and diesel-powered internal combustion engines used principally in the following applications:

•	electric industrial forklift trucks in distribution and manufacturing facilities;

•	mining equipment, including scoops, coal haulers, shield haulers, underground forklifts, shuttle cars and locomotives; and

•	railroad equipment, including diesel locomotive starting, rail car lighting and rail signaling equipment.

Recent Developments

Earnings Release. On May 19, 2008, we announced our expected financial results for the fourth quarter and full year of fiscal 2008.

We announced expected net earnings for the fourth fiscal quarter of 2008 of $19.5 million, or $0.39 per diluted share, including an unfavorable $0.03 per diluted share impact from the $1.2 million ($1.8 million pre-tax) charge for the European restructuring plan and $0.1 million ($0.2 million pre-tax) of professional fees related to a secondary stock offering. This compares to diluted net earnings per share of $0.22 for the 4th fiscal quarter of 2007.

We announced expected net earnings for fiscal 2008 of $59.7 million, or $1.22 per diluted share, including an unfavorable $0.20 per share impact from the $9.1 million ($13.2 million pre-tax) charge for the European restructuring plan and $0.4 million ($0.6 million pre-tax) of professional fees related to secondary stock offerings. We have also announced that we experienced an incremental increase in commodity costs of $240 million in fiscal 2008 compared to fiscal 2007. Net earnings for fiscal year 2007 were $45.2 million, or $0.95 per diluted share, and included $0.8 million ($1.1 million pre-tax) of professional fees related to a secondary stock offering and the favorable impact of $2.6 million ($3.8 million pre-tax) of litigation settlement income and a favorable $2.0 million non-recurring tax benefit.

Net sales for the fourth fiscal quarter of 2008 were expected to be approximately $582 million compared to $413.6 million in the comparable period of the prior year, or an expected increase of 41%. Net sales for fiscal 2008 were expected to be approximately $2.03 billion compared to $1.5 billion in fiscal 2007, which represents a 35% increase compared to the prior year.

We also announced that we had sold a manufacturing facility in Manchester, United Kingdom in April 2008.

Debt Refinancing. On May 19, 2008, we also announced our intention to refinance the outstanding indebtedness under our existing U.S. credit facilities. Pursuant to this refinancing, we expect to replace our existing senior secured term loan B, under which $351.4 million in principal amount was outstanding as of May 16, 2008, and our existing $100 million revolving credit line, under which $12.3 million in principal amount was outstanding as of May 16, 2008, with $150 million of convertible senior notes due 2038 ($172.5 million if the underwriters for our concurrent note offering exercise their option to purchase additional notes in full), as described below, a new five-year $125 million revolving credit facility and a new six-year $250 million senior secured term loan A. We currently expect that the borrower under the new credit facilities will be the company, as opposed to our wholly-owned subsidiary, EnerSys Capital Inc., which is the borrower under our existing U.S. credit facilities. We also expect the new credit facilities to be guaranteed by EnerSys Capital Inc. and each of our other existing and future direct and indirect wholly-owned subsidiaries other than our foreign subsidiaries and secured by a first priority security interest in substantially all of our assets and the assets of the subsidiary guarantors (but limited to 65% of the voting stock of any foreign subsidiary). Neither this offering nor the offering of the notes is conditioned upon our entry into the new credit facilities. There can be no assurance that we will enter into the new credit facilities or, in the event that we do enter into the new credit facilities, that such credit facilities will be entered into on the terms anticipated. We currently intend to launch the syndication of the new credit facilities on or about June 4, 2008, after the closing of this offering and the concurrent offering.

Concurrent Transaction. Concurrently with this offering, we have agreed to sell $150 million aggregate original principal amount of convertible senior notes due 2038. We may sell up to an additional $22.5 million in aggregate principal amount of notes upon exercise of an option that we expect to grant to the underwriters in connection with the offering.

The notes will be convertible, under certain circumstances, into cash, shares of our common stock or a combination of cash and shares, at our election. It is our current intent and policy to settle the principal amount of any conversions in cash, and any additional conversion consideration in cash, shares of EnerSys common stock or a combination of cash and shares. The notes will pay interest semiannually at a rate of 3.375% per annum until June 1, 2015, after which their principal amount will accrete at a rate of 3.375% per annum. Commencing with the interest period beginning June 1, 2015, the notes will also pay contingent interest under certain circumstances based on the trading price of the notes. The notes will be convertible under certain circumstances at an initial conversion rate of

24.6305 shares of common stock per $1,000 original principal amount of notes (equivalent to an initial conversion price of approximately $40.60 per share), subject to adjustment. The initial conversion price represents a premium of approximately 40% over the price of the common stock in this offering. We intend to use the net proceeds from the note offering to repay a portion of the outstanding indebtedness (currently $351.4 million) under our existing senior secured term loan B.

The consummation of this offering is not conditioned upon the concurrent consummation of the note offering and vice versa. We cannot assure you that the note offering will close or that the note offering will be consummated on the terms previously announced.

***

Our principal executive offices are located at 2366 Bernville Road, Reading, PA 19605. Our telephone number at that address is (610) 208-1991.

THE OFFERING

Common stock offered by the selling stockholders	3,400,000 shares, or 3,740,000 shares if the underwriters’ option to purchase additional shares is exercised in full.

New York Stock Exchange symbol for our common stock	Our common stock is listed on the New York Stock Exchange under the symbol “ENS.”

Dividends	We do not anticipate declaring or paying any cash dividends in the foreseeable future. The timing and amount of future cash dividends, if any, would be determined by our board of directors and would depend upon our earnings, financial condition and cash requirements at the time. See “Risk Factors — We have not paid, and may not pay, dividends and therefore, unless our stock appreciates in value, investors in our stock may not benefit from holding our stock” and “Price Range of Common Stock and Dividend Policy” in this prospectus supplement.

Use of proceeds	We will not receive any proceeds from any sale of common stock by the selling stockholders. See “Use of Proceeds,” “Selling Stockholders” and “Underwriting.”

Concurrent Transaction	Concurrently with this offering, we have agreed to sell $150,000,000 in aggregate original principal amount of convertible senior notes due 2038 (the “notes”) (or $172,500,000 in the aggregate original principal amount of the notes if the underwriters exercise their option to purchase additional notes in full).

The consummation of this offering is not conditioned upon the concurrent consummation of the notes offering and vice versa.

Risk factors	Investing in our common stock involves a high degree of risk. Potential investors are urged to read and consider the risk factors relating to our business and an investment in our common stock set forth under “Risk Factors” in this prospectus supplement as well as other information we include or incorporate by reference in this prospectus supplement and the accompanying prospectus.

SUMMARY FINANCIAL INFORMATION

The following table sets forth summary historical consolidated financial data which should be read in conjunction with our consolidated financial statements and the notes thereto and management’s discussion and analysis of financial condition and results of operations, which we have incorporated by reference into this prospectus supplement. The summary balance sheet data as of March 31, 2005, 2006 and 2007 and the summary income statement data for each of the fiscal years in the three-fiscal year period ended March 31, 2007 have been derived from the audited consolidated financial statements and the related notes thereto, which we have incorporated by reference into this prospectus supplement. The summary balance sheet data as of December 31, 2006 and December 30, 2007 and the summary income statement data for the nine months ended December 31, 2006 and December 30, 2007 have been derived from the unaudited consolidated financial statements and the related notes thereto, which we have incorporated by reference in this prospectus supplement. The information presented below is not necessarily indicative of the results of our future operations.

	Fiscal Year Ended			Nine Fiscal Months Ended
	2005	March 31, 2006	2007	December 31, 2006	December 30, 2007
	(in thousands, except per share amounts)
Consolidated Statement of Operations Data:
Net sales	$1,083,862	$1,283,265	$1,504,474	$1,090,839	$1,444,753
Cost of goods sold	828,447	1,006,467	1,193,266	859,106	1,168,681

Gross profit	255,415	276,798	311,208	231,733	276,072

Operating expenses	179,015	199,900	221,102	163,998	182,529
Litigation settlement income	—	—	(3,753)	(3,753)	—
Charges relating to restructuring, bonuses and uncompleted acquisitions	—	8,553	—	—	11,402

Operating earnings	76,400	68,345	93,859	71,488	82,141
Interest expense	23,275	24,900	27,733	21,176	21,667
Charges relating to a settlement agreement, write-off of deferred finance costs and a prepayment penalty	6,022	—	—	—	—
Other (income), expense net	(2,639)	(1,358)	3,024	2,559	3,861

Earnings before income taxes	49,742	44,803	63,102	47,753	56,613
Income tax expense	17,359	14,077	17,892	13,162	16,421

Net earnings	$32,383	$30,726	$45,210	$34,591	$40,192
Series A convertible preferred stock dividends	8,155	—	—	—	—

Net earnings available to common stockholders	$24,228	$30,726	$45,210	$34,591	$40,192

Net earnings per share
Basic	$0.67	$0.66	$0.97	$0.74	$0.85

Diluted	$0.65	$0.66	$0.95	$0.73	$0.83

Weighted average shares outstanding
Basic	36,416,358	46,226,582	46,539,638	46,469,119	47,277,560

Diluted	37,046,697	46,788,363	47,546,240	47,538,258	48,227,385

	As of and for the Year Ended			As of and for the Nine Months Ended
	2005	March 31, 2006	2007	December 31, 2006	December 30, 2007
	(in thousands)
Consolidated Cash Flow Data:
Net cash provided by (used in) operating activities	$29,353	$42,872	$72,424	$52,193	$(16,305)
Net cash used in investing activities	(28,991)	(76,876)	(49,052)	(33,681)	(43,608)
Net cash provided by (used in) financing activities	3,213	27,905	(1,323)	2,909	45,921
Other operating data:
Capital expenditures	$31,828	$39,665	$42,355	$27,488	$26,505

Balance Sheet Data:
Cash and cash equivalents	$21,341	$15,217	$37,785	$37,135	$24,722
Working capital	182,177	211,434	276,252	260,941	339,866
Total assets	1,194,761	1,263,948	1,409,013	1,380,013	1,656,641
Total debt, including capital leases	375,457	402,490	402,311	406,024	431,872
Total stockholders’ equity	$437,650	$445,188	$542,099	$521,309	$620,809

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below as well as other information and data set forth in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein before making an investment decision with respect to the common stock. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business operations. The risks described could affect our business, financial condition or results of operations. In such a case, you may lose all or part of your original investment.

Risks Related to Our Business

We operate in an extremely competitive industry and are subject to continual pricing pressure.

We compete with a number of major international manufacturers and distributors, as well as a large number of smaller, regional competitors. Due to the globally competitive nature of the industry, we have been subjected to continual and significant pricing pressures. These pricing pressures have prevented us from fully passing increased commodity and other costs through to customers. We anticipate heightened competitive pricing pressure as Chinese and other foreign producers, able to employ labor at significantly lower costs than producers in the U.S. and Western Europe, expand their export capacity and increase their marketing presence in our major U.S. and European markets. Several of our competitors have strong technical, marketing, sales, manufacturing, distribution and other resources, as well as significant name recognition, established positions in the market and long-standing relationships with original equipment manufacturers and other customers. In addition, certain of our competitors own lead smelting facilities which, during periods of lead cost increases or price volatility, may provide a competitive pricing advantage and reduce their exposure to volatile raw material costs. Our ability to maintain and improve our operating margins has depended, and continues to depend, on our ability to control and reduce our costs. We cannot assure you that we will be able to continue to reduce our operating expenses, to raise or maintain our prices or increase our unit volume, in order to maintain or improve our operating results.

Cyclical industry conditions of our customers have adversely affected and may continue to adversely affect our results of operations.

Our operating results are affected by the general cyclical pattern of the industries in which our major customer groups operate and the overall economic conditions in which we and our customers operate. Both our reserve power and motive power segments are heavily dependent on the end-user markets they serve, such as telecommunications, UPS and electric industrial forklift trucks. A weak capital expenditure environment in these markets has had, and can be expected to have, a material adverse effect on our results of operations.

Our raw materials costs are volatile and expose us to significant movements in our product costs.

We employ significant amounts of lead, plastics, steel, copper and other materials in our manufacturing processes. We estimate that raw materials costs account for over half of our cost of goods sold. Lead is our most significant raw material. The costs of these raw materials, particularly lead, are volatile and beyond our control.

Volatile raw materials costs can significantly affect our operating results and make period-to-period comparisons extremely difficult. We cannot assure you that we will be able to hedge the costs of our raw material requirements at a reasonable level or pass on to our customers the increased costs of our raw materials.

Our operations expose us to the risk of material environmental, health and safety liabilities, costs, and litigation.

In the manufacture of our products throughout the world, we process, store, dispose of and otherwise use large amounts of hazardous materials, especially lead and acid. As a result, we are subject to extensive and changing environmental, health and safety laws and regulations governing, among other things: the generation, handling, storage, use, transportation and disposal of hazardous materials; remediation of polluted soil or groundwater; emissions or discharges of hazardous materials into the ground, air or water; and the health and safety of our employees. Compliance with these laws and regulations results in ongoing costs. Failure to comply with these laws or regulations, or to obtain or comply with required environmental permits, could result in fines, criminal charges or other sanctions by regulators. From time to time we have had instances of alleged or actual noncompliance that have resulted in the imposition of fines, penalties and required corrective actions. Our ongoing compliance with environmental, health and safety laws, regulations and permits could require us to incur significant expenses, limit our ability to modify or expand our facilities or continue production and require us to install additional pollution control equipment and make other capital improvements. In addition, private parties, including current or former employees, could bring personal injury or other claims against us due to the presence of, or exposure to, hazardous substances used, stored or disposed of by us or contained in our products.

Certain environmental laws assess liability on owners or operators of real property for the cost of investigation, removal or remediation of hazardous substances at their current or former properties or at properties at which they have disposed of hazardous substances. These laws may also assess costs to repair damage to natural resources. We may be responsible for remediating damage to our properties that was caused by former owners. Soil and groundwater contamination has occurred at some of our current and former properties and may occur or be discovered at other properties in the future. We are currently investigating and monitoring soil and groundwater contamination at certain of our properties, and we may be required to conduct these operations at other properties in the future. In addition, we have been and in the future may be liable to contribute to the cleanup of locations owned or operated by other persons to which we or our predecessor companies have sent wastes for disposal, pursuant to federal and other environmental laws. Under these laws, the owner or operator of contaminated properties and companies that generated, disposed of or arranged for the disposal of wastes sent to a contaminated disposal facility can be held jointly and severally liable for the investigation and cleanup of such properties, regardless of fault.

We cannot assure you that we have been or at all times will be in compliance with environmental laws and regulations or that we will not be required to expend significant funds to comply with, or discharge liabilities arising under, environmental laws, regulations and permits, or that we will not be exposed to material environmental, health or safety litigation.

Legislation regarding the restriction of the use of certain hazardous substances in electrical and electronic equipment.

The European Union has directed that new electrical and electronic equipment not contain certain hazardous substances, including lead and cadmium. Because battery accessories and chargers are subject to this directive, our compliance with the directive directly impacts our manufacturing of these products. In addition, certain other jurisdictions outside the European Union have implemented, or plan to implement, similar restrictions with various compliance dates. We cannot assure you that we will meet all restrictions by the required dates. Inventory obsolescence and our failure to comply could each have an adverse effect on our financial results.

We are exposed to exchange rate risks, and our net income and financial condition may suffer due to currency translations.

We invoice foreign sales and service transactions in local currencies and translate net sales using actual exchange rates during the period. We translate our non-U.S. assets and liabilities into U.S. dollars using current rates as of the balance sheet date. Because a significant portion of our revenues and expenses are denominated in foreign currencies, changes in exchange rates between the U.S. dollar and foreign currencies, primarily the euro and British pound, may adversely affect our revenue, cost of revenue and operating margins. For example, foreign currency depreciation against the U.S. dollar will reduce the value of our foreign revenues and operating earnings as well as reduce our net investment in foreign subsidiaries.

Most of the risk of fluctuating foreign currencies is in our European operations, which comprised over half of our net sales during the last two fiscal years. The euro is the dominant currency in our European operations.

The translation impact from currency fluctuations on net sales and operating earnings in the Americas and Asia regions is minimal, as a substantial majority of these net sales and operating earnings are in dollars or are closely correlated to the dollar.

Foreign currency depreciation will make it more expensive for our non-U.S. subsidiaries to purchase certain of our raw material commodities that are priced globally in U.S. dollars, while the related revenue will decrease when translated to U.S. dollars. Significant movements in foreign exchange rates can have a material impact on our results of operations and financial condition. We periodically engage in hedging of our foreign currency exposure, but cannot assure you that we can successfully hedge all of our foreign currency exposure or do so at a reasonable cost.

Our international operations may be adversely affected by actions taken by foreign governments or other forces or events over which we may have no control.

We currently have significant manufacturing and distribution facilities outside of the U.S., including in the United Kingdom, France, Germany, China, Mexico, Poland, Czech Republic, Spain, Italy and Bulgaria. We may face political instability and economic uncertainty, cultural and religious differences and difficult labor relations in our foreign operations. We also may face barriers in the form of long-standing relationships between potential customers and their existing suppliers, national policies favoring domestic manufacturers and protective regulations including exchange controls, restrictions on foreign investment or the repatriation of profits or invested capital, changes in export or import restrictions and changes in the tax system or rate of taxation in countries where we do business. We cannot assure you that we will be able to successfully develop and expand our international operations and sales or that we will be able to overcome the significant obstacles and risks of our international operations.

Our failure to introduce new products and product enhancements and broad market acceptance of new technologies introduced by our competitors could adversely affect our business.

Many new energy storage technologies have been introduced over the past several years. In addition, recent advances in fuel cell and flywheel technology have been introduced for use in selected applications that compete with the end uses for industrial batteries. For certain important and growing markets, such as aerospace and defense, lithium-based battery technologies have large and growing market share. Our ability to achieve significant and sustained penetration of key developing markets, including aerospace and defense, will depend upon our success in developing or acquiring these and other technologies, either independently, through joint ventures or through acquisitions. If we fail to develop or acquire, and manufacture and sell, products that satisfy our customers’ demands, or we fail to respond effectively to new product announcements by our competitors by quickly introducing competitive products, then market acceptance of our products could be reduced and our business could be adversely affected. We cannot assure you that our lead-acid products will remain competitive with products based on new technologies.

We may not be able to adequately protect our proprietary intellectual property and technology.

We rely on a combination of copyright, trademark, patent and trade secret laws, non-disclosure agreements and other confidentiality procedures and contractual provisions to establish, protect and maintain our proprietary intellectual property and technology and other confidential information. Certain of these technologies, especially in thin-plate pure-lead — TPPL — technology, are important to our business and are not protected by patents. Despite our efforts to protect our proprietary intellectual property and technology and other confidential information, unauthorized parties may attempt to copy or otherwise obtain and use our intellectual property and proprietary technologies.

Relocation of our customers’ operations could adversely affect our business.

The trend by a number of our North American and Western European customers to move manufacturing operations and expand their businesses into Asia and other low labor-cost markets may have an adverse impact on our business. As our customers in traditional manufacturing-based industries seek to move their manufacturing operations to lower-cost territories, there is a risk that these customers will source their energy storage products from competitors located in those territories and will cease or reduce the purchase of products from our manufacturing plants. We cannot assure you that we will be able to compete effectively with manufacturing operations of energy storage products in those territories, whether by establishing or expanding our manufacturing operations in those lower-cost territories or acquiring existing manufacturers.

We may fail to implement our cost reduction initiatives successfully and improve our profitability.

We must continue to implement cost reduction initiatives to achieve additional cost savings in future periods. We cannot assure you that we will be able to achieve all of the cost savings that we expect to realize from current or future initiatives. In particular, we may be unable to implement one or more of our initiatives successfully or we may experience unexpected cost increases that offset the savings that we achieve. Given the continued competitive pricing pressures experienced in our industry, our failure to realize cost savings would adversely affect our results of operations.

Quality problems with our products could harm our reputation and erode our competitive position.

The success of our business will depend upon the quality of our products and our relationships with customers. In the event that our products fail to meet our customers’ standards, our reputation could be harmed, which would adversely affect our marketing and sales efforts. We cannot assure you that our customers will not experience quality problems with our products.

We offer our products under a variety of brand names, the protection of which is important to our reputation for quality in the consumer marketplace.

We rely upon a combination of trademark, licensing and contractual covenants to establish and protect the brand names of our products. We have registered many of our trademarks in the U.S. Patent and Trademark Office and in other countries. In many market segments, our reputation is closely related to our brand names. Monitoring unauthorized use of our brand names is difficult, and we cannot be certain that the steps we have taken will prevent their unauthorized use, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the U.S. We cannot assure you that our brand names will not be misappropriated or utilized without our consent or that such actions will not have a material adverse effect on our reputation and on our results of operations.

We may fail to implement our plans to make acquisitions.

As part of our business strategy, we have grown, and plan to continue growing, by acquiring other product lines, technologies or facilities that complement or expand our existing business. We may be unable to implement this part of our business strategy and may not be able to make acquisitions to continue our growth. There is significant competition for acquisition targets in the industrial battery industry. We may not be able to identify suitable acquisition candidates or negotiate attractive terms. In addition, we may have difficulty obtaining the financing necessary to complete transactions we pursue. In that regard, our credit facilities restrict the amount of additional indebtedness that we may incur to finance acquisitions and place other restrictions on our ability to make acquisitions. The amounts we may pay for acquisitions are subject to limits on individual transactions and aggregate limits over the term of the credit facilities. Our ability to incur additional indebtedness also is restricted such that any significant acquisitions that could not be financed through cash generated from operations would need to be financed through issuance of additional company common stock. Exceeding any of these limitations would require the consent of our lenders. Our failure to execute our acquisition strategy could have a material adverse effect on our business. We cannot assure you that our acquisition strategy will be successful.

Any acquisitions that we complete may dilute the ownership interest in EnerSys of our existing stockholders, may have adverse effects on our financial condition and results of operations and may cause unanticipated liabilities.

Future acquisitions may involve the issuance of our equity securities as payment, in part or in full, for the businesses or assets acquired. Any future issuances of equity securities would dilute the ownership interests of our existing stockholders. In addition, future acquisitions might not increase, and may even decrease, our earnings or earnings per share and the benefits derived by us from an acquisition might not outweigh or might not exceed the dilutive effect of the acquisition. We also may incur additional debt or suffer adverse tax and accounting consequences in connection with any future acquisitions.

The failure of critical computer systems could seriously affect our sales and operations.

We operate a number of critical computer systems throughout our business that can fail for a variety of reasons. If such a failure were to occur, then we may not be able to sufficiently recover from the failure in time to avoid the loss of data or any adverse impact on certain of our operations that are dependent on such systems. This could result in lost sales and the inefficient operation of our facilities for the duration of such a failure.

Our significant indebtedness could adversely affect our financial condition.

As of December 30, 2007, we had $431.9 million of total consolidated debt, and as of April 27, 2008, we had $442.2 million of total consolidated debt. This level of debt could:

•

increase our vulnerability to adverse general economic and industry conditions, including interest rate fluctuations, because a significant portion of our borrowings bear, and will continue to bear, interest at floating rates;

•

require us to dedicate a substantial portion of our cash flow from operations to debt service payments, which would reduce the availability of our cash to fund working capital, capital expenditures or other general corporate purposes, including acquisitions;

•	limit our flexibility in planning for, or reacting to, changes in our business and industry;

•	restrict our ability to introduce new products or new technologies or exploit business opportunities;

•	place us at a disadvantage compared with competitors that have proportionately less debt;

•	limit our ability to borrow additional funds in the future, if we need them, due to financial and restrictive covenants in our debt agreements; and

•	have a material adverse effect on us if we fail to comply with the financial and restrictive covenants in our debt agreements.

Risks Related to Our Common Stock

We could be influenced by Metalmark whose interests may not be aligned with the interests of our other stockholders.

Metalmark Capital LLC is a private equity firm that makes investments in a broad range of industries (referred to herein as Metalmark). An affiliate of Metalmark also manages MSCP IV, L.P. and MSCP IV 892, L.P., which together will own approximately 11.84% (or 11.32% if the underwriters exercise their option to purchase additional shares in full) of our outstanding common stock following the offering, pursuant to a subadvisory agreement described under “Certain Relationships and Related Transactions – Relationship with Metalmark and Morgan Stanley” in our Proxy Statement on Schedule 14A, which is incorporated by reference herein from our Annual Report on Form 10-K for the fiscal year ended March 31, 2007. Currently, four of our directors, Howard I. Hoffen, Kenneth F. Clifford, Hwan-yoon F. Chung and Michael C. Hoffman, are employees of Metalmark. As a result of these funds holding approximately 11.84% of our outstanding shares of common stock after giving effect to this offering, and the rights of such funds under the Securityholder Agreement, which is described in portions of our Proxy Statement on Schedule 14A, which are incorporated by reference herein from our Annual Report on Form 10-K for the fiscal year ended March 31, 2007, and Metalmark’s rights under the subadvisory agreement, Metalmark may be able to influence all matters requiring stockholder approval, including the election of our directors, the adoption of amendments to our certificate of incorporation, the approval of mergers and sales of all or substantially all our assets, decisions affecting our capital structure and other significant corporate transactions as well as matters affecting our management and policies. Circumstances could arise under which the interests of Metalmark could be in conflict with the interests of our other stockholders. The influence of Metalmark may also have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management or limiting the ability of our stockholders to approve transactions that they may deem to be in their best interests.

We have ceased to be a “controlled company” for purposes of the New York Stock Exchange listing requirements and will no longer be able to opt out of certain corporate governance requirements.

As of July 5, 2007, we were no longer a “controlled company” for purposes of New York Stock Exchange (“NYSE”) corporate governance listing requirements. As such, subject to certain transition period allowances, we are no longer entitled to opt out of several of the NYSE’s corporate governance requirements. Within one year after July 5, 2007, all of the directors who serve on our Nominating and Corporate Governance Committee will have to meet the NYSE’s independence requirements and our Board will have to be composed of a majority of directors that meet the NYSE’s independence requirements. We may incur incremental costs not reflected in our historical financial statements as a result of any such increased listing compliance, including legal fees and other expenses. In addition, we might not be able to comply with these provisions in a timely fashion. Our failure to comply with these additional NYSE corporate governance listing standards may result in delisting, which could disrupt the trading market for our common shares and result in a significant decline in the value of our common shares.

Shares eligible for future issuance or sale may cause our common stock price to decline, which may negatively impact your investment.

Issuances or sales of substantial numbers of additional shares of our common stock, including in connection with future acquisitions, if any, or the perception that such issuances or sales could occur, may cause prevailing market prices for shares of our common stock to decline and may adversely affect our ability to raise additional capital in the financial markets at a time and price favorable to us. As of the date of this prospectus supplement, our certificate of incorporation provides that we have authority to issue up to 135,000,000 shares of our common stock. As of May 16, 2008, 49,434,419 shares of our common stock were issued and outstanding, and there were no shares of our common stock issued and held in treasury. Also as of such date, there were approximately 2,345,000 shares of our common stock reserved for issuance under stock incentive plans or pursuant to individual option grants or stock awards. The selling stockholders named under “Selling Stockholders,” who will collectively own 15.70% (or 15.01% of our shares if the underwriters exercise their option to purchase additional shares in full) of our shares upon the completion of the offering, may elect to sell their shares of our common stock or exercise their stock options in order to sell the stock underlying their options. As of May 16, 2008, the parties to the Securityholders Agreement collectively owned in excess of 27.8% of our shares, and they may elect to sell their shares of our common stock or exercise their options in order to sell the stock underlying the options. Upon consummation of this offering such parties ownership will be reduced to 21.0% of our shares (or 20.3% of our shares if the underwriters exercise their option to purchase additional shares in full). The selling stockholders and our executive officers and directors have agreed that, without the prior written consent of Goldman, Sachs & Co., they will not, directly or indirectly, sell any of these shares or exercise any of their options for 75 days after the date of this prospectus supplement, subject to certain exceptions, including, but not limited to, transactions under Rule 10b5-1 plans established by our executive officers existing on the date of this prospectus supplement. These agreements, however, can be waived by Goldman, Sachs & Co. in its sole discretion. Future sales or a perception that such sales may occur could reduce the market price for our common stock.

Our stock price may be volatile, and your investment in our common stock could decline in value.

The price of our common stock on the New York Stock Exchange constantly changes. In the 12 month period ended May 16, 2008, the last daily reported sale price of our common stock has ranged from $18.01 to $29.51 per share. We expect that the market price of our common stock will continue to fluctuate. Holders of our common stock will be subject to the risk of volatility and depressed prices. Our common stock price can fluctuate as a result of a variety of factors, many of which are beyond our control. The factors described under “Forward-Looking Statements” in this prospectus supplement and the other risk factors described in this section, among other factors, may cause the market price of our common stock to change. In addition, the stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the market price of our common stock.

Our revenues and operating results may fluctuate in future periods, and we may fail to meet expectations, which may cause the price of our common stock to decline.

Our quarterly operating results are difficult to predict and may fluctuate significantly from period to period. We cannot predict with certainty the timing or level of sales of our products in the future. If our quarterly sales or operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Our operating results may fluctuate due to various factors including, among other things, the continual pricing pressure of our extremely competitive industry, cyclical industry conditions and volatile raw materials costs as well as our exposure to the risk of material environmental, health and safety liabilities as a result of our use of significant amounts of lead and acid in our operations. As a result of these factors, we believe that period-to-period comparisons of our operating results are not a good indication of our future performance.

We have not paid, and may not pay, dividends and therefore, unless our stock appreciates in value, investors in our stock may not benefit from holding our stock.

We have not issued a cash dividend on our common stock since we became a public company and we presently intend to continue this policy. Furthermore, our existing U.S. credit facilities limit our ability to pay dividends and our new credit facilities may also do so. As a result, investors in our common stock may not be able to benefit from owning our common stock unless the shares that these investors acquire appreciate in value. See “Price Range of Common Stock and Dividend Policy.”

Our corporate documents and Delaware law contain provisions that could discourage, delay or prevent a change in control of our company even if some stockholders might consider such a development favorable, which may adversely affect the price of our common stock.

Certain provisions in our certificate of incorporation and bylaws, which are described under “Description of Capital Stock” in the accompanying prospectus, may discourage, delay or prevent a merger or acquisition involving us that our stockholders may consider favorable. For example, our certificate of incorporation authorizes our board of directors to issue shares of preferred stock to which special rights may be attached, including voting and dividend rights. With these rights, preferred stockholders could make it more difficult for a third party to acquire us. In addition, our certificate of incorporation provides for a staggered board of directors, whereby directors serve for three-year terms, with approximately one third of the directors coming up for reelection each year. Having a staggered board of directors makes it more difficult for a third party to obtain control of our board of directors through a proxy contest, which may be a necessary step in an acquisition of us that is not favored by our board of directors.

In addition, certain other provisions of our corporate documents regarding special meetings of stockholders, advance notice requirements for stockholder proposals and director nominations and amendments of the bylaws and prohibiting stockholder action by written consent and cumulative voting, each of which is described under “Description of Capital Stock — Other Provisions of our Certificate of Incorporation and Bylaws” in the accompanying prospectus, may also discourage, delay or prevent a merger or acquisition involving us that our stockholders may consider favorable.

We are also subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. Under these provisions, if anyone becomes an “interested stockholder,” we may not enter into a “business combination” with that person for three years without special approval, which could discourage a third party from making a takeover offer and could delay or prevent a change of control. For purposes of Section 203, an “interested stockholder” means, generally, someone owning 15% or more of our outstanding voting stock or an affiliate of ours that owned 15% or more of our outstanding voting stock during the past three years, subject to certain exceptions as described in Section 203. See “Description of Capital Stock — Section 203 of the Delaware General Corporation Law” in the accompanying prospectus.

USE OF PROCEEDS

We will not receive any proceeds from any sale of common stock by the selling stockholders. See “Selling Stockholders” and “Underwriting.”

CAPITALIZATION

The following table sets forth our unaudited consolidated cash and cash equivalents and our capitalization as of December 31, 2007, on an actual and as adjusted basis for the concurrent note offering and the application of the net proceeds from the concurrent note offering (assuming no exercise of the underwriters’ option to purchase additional notes). This offering is not conditioned upon the consummation of the concurrent note offering. We cannot assure you that the note offering will close or that the note offering will be consummated on the terms previously announced.

You should read the following table in conjunction with management’s discussion and analysis of financial condition and results of operations in our Quarterly Report on Form 10-Q for the quarterly period ended December 30, 2007, which is incorporated by reference in this prospectus supplement.

	As of December 30, 2007
	Actual	As Adjusted
	(in thousands)
Cash and cash equivalents	$24,722	$24,722

Notes offered concurrently	$—	$150,000
Term loan B	353,206	207,456
Other debt, including capital leases	78,666	78,666

Total debt, including capital leases	431,872	436,122

Stockholders’ equity:
Common stock, $0.01 par value; 135,000,000 shares authorized; 48,680,150 shares issued and outstanding actual and as adjusted*	487	487
Additional paid-in capital	363,419	363,419
Retained earnings	139,672	139,672
Accumulated other comprehensive income	117,231	117,231

Total stockholders’ equity	620,809	620,809

Total capitalization	$1,052,681	$1,056,931

*	Outstanding common stock does not reflect shares of common stock issuable upon exercise of stock options, under equity compensation plans or upon conversion of the notes offered in the concurrent note offering.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock has been listed on the New York Stock Exchange under the symbol “ENS” since it began trading on July 30, 2004. Prior to that time, there had been no public market for our common stock. The following table sets forth, on a per share basis for the periods presented, the range of high, low and closing prices of our common stock. On May 21, 2008, the last reported sale price for our common stock was $30.19 per share.

Quarter Ended	High Price	Low Price	Closing Price
July 2, 2006	$21.46	$12.06	$20.90

October 1, 2006	$20.77	$16.04	$16.04

December 31, 2006	$18.57	$15.20	$16.00

March 31, 2007	$17.50	$15.97	$17.18

July 1, 2007	$19.15	$16.29	$18.30

September 30, 2007	$19.46	$17.50	$17.77

December 30, 2007	$24.81	$17.55	$24.45

March 31, 2008	$27.72	$22.13	$23.92

We have not issued a cash dividend on our common stock since we became a public company and we presently intend to continue this policy. Furthermore, our existing credit facilities (and our new credit facility may) limit our ability to pay dividends. We currently intend to retain any earnings for future growth and, therefore, do not expect to pay any cash dividends in the foreseeable future.

SELLING STOCKHOLDERS

This prospectus supplement relates to the resale by the selling stockholders identified below of shares of our common stock. We filed the registration statement, of which this prospectus supplement and the accompanying prospectus are a part, pursuant to the provisions of a Securityholder Agreement dated as of July 26, 2004 (referred to herein as the Securityholder Agreement), among Metalmark, certain institutional stockholders (referred to herein as the Institutional Stockholders), certain members of our senior management and our company, which governs certain relationships among such parties. See “Certain Relationships and Related Transactions — Securityholder Agreement” in our Proxy Statement on Schedule 14A, which is incorporated by reference herein from our Annual Report on Form 10-K for the fiscal year ended March 31, 2007, for more information on the terms of, and the parties to, the Securityholder Agreement.

The selling stockholders may from time to time offer and sell pursuant to the prospectus any or all of the shares of common stock owned by them that qualify as “Registrable Securities” under the Securityholder Agreement and registered hereunder, subject to the provisions of the Securityholder Agreement. The selling stockholders, however, make no representations that the shares covered by the prospectus will be offered for sale. We have agreed to keep the registration statement of which the prospectus forms a part effective until the earlier of (i) the second anniversary of the date on which the registration statement was declared effective or (ii) the date on which all of the shares covered by the registration statement have been sold to the public.

The table below presents information regarding the selling stockholders and the shares that each such selling stockholder is offering under this prospectus supplement. Unless otherwise indicated, beneficial ownership is calculated based on 49,434,419 shares of our common stock outstanding as of May 16, 2008. Please carefully read the footnotes located below the selling stockholders table in conjunction with the information presented in the table.

Except as noted in the footnotes to the table below or disclosed under the headings entitled “Board of Directors,” “Executive Officers,” Employment Agreements” and “Certain Relationships and Related Transactions” in our Proxy Statement on Schedule 14A, which is incorporated by reference herein from our Annual Report on Form 10-K for the fiscal year ended March 31, 2007, no selling stockholder has had, within the past three years, any position, office, or material relationship with us or any of our predecessors or affiliates.

	Shares of Common Stock Beneficially Owned Before Offering(1)(2)			Shares of Common Stock to be Sold in the Offering	Shares of Common Stock Being Offered in the Underwriters’ Option	Shares of Common Stock Beneficially Owned After Offering Assuming No Exercise of Underwriters’ Option(2)			Shares of Common Stock Beneficially Owned After Offering Assuming Full Exercise of Underwriters’ Option(2)
Name	Number		Percent	Number	Number	Number		Percent	Number	Percent
MSCP IV, L.P. and MSCP IV 892, L.P.	8,414,396	(4)(5)	17.02%	2,563,397	256,340	5,850,999	(4)(5)	11.84%	5,594,660	11.32%
c/o Metalmark Capital LLC 1177 Avenue of Americas New York, NY 10036(3)

MSCI IV, L.P.	211,905	(4)	0.43%	64,556	6,456	147,349	(4)	0.30%	140,894	0.29%
1585 Broadway New York, NY 10036(3)

MSGEM Funds	800,292	(4)	1.62%	243,804	24,380	556,488	(4)	1.13%	532,107	1.08%
1585 Broadway New York, NY 10036(3)

J.P. Morgan Funds	933,677	(4)	1.89%	284,439	28,444	649,238	(4)	1.31%	620,794	1.26%
245 Park Avenue New York, NY 10167(6)

Performance Direct Investments I, L.P.	459,395		0.93%	139,952	13,995	319,443		0.65%	305,448	0.62%
(f/k/a GM Capital Partners I, L.P.) 2 Pickwick Plaza, Suite 310 Greenwich, CT 06830

JP Morgan Chase Bank, N.A., as Trustee for First Plaza Group Trust	340,896		0.69%	103,852	10,385	237,044		0.48%	226,659	0.46%
1 Chase Manhattan Plaza New York, NY 10005

(1)	Except as otherwise set forth below, based on 49,434,419 shares of common stock outstanding as of May 16, 2008. In accordance with Rule 13d-3 under Exchange Act, the beneficial ownership with respect to each owner includes options exercisable by such owner within 60 days of December 30, 2007. Information regarding the ownership of our “Institutional Stockholders,” which include Morgan Stanley Dean Witter Capital Partners IV, L.P. (referred to herein as MSCP IV, L.P.), MSDW IV 892 Investors, L.P. (referred to herein as MSCP IV 892, L.P.), and Morgan Stanley Dean Witter Capital Investors IV, L.P. (referred to herein as MSCI IV, L.P.) (collectively, referred to herein as the MSCP Funds), Morgan Stanley Global Emerging Markets Private Investment Fund, L.P., and Morgan Stanley Global Emerging Markets Private Investors, L.P. (collectively referred to herein as the MSGEM Funds and, together with the MSCP Funds, as the Morgan Stanley Funds), J.P. Morgan Direct Corporate Finance Institutional Investors LLC, J.P. Morgan Direct Corporate Finance Private Investors LLC, and 522 Fifth Avenue Fund, L.P. (collectively referred to herein as the J.P. Morgan Funds), JP Morgan Chase Bank, N.A., as Trustee for First Plaza Group Trust, and Performance Direct Investments I, L.P. (f/k/a GM Capital Partners I, L.P.), is derived from Schedules 13G filed by the beneficial owners with the Commission with respect to the period ended December 31, 2007 together with all Form 4 filings with the Commission by the beneficial owners subsequent to the date thereof.
(2)	Includes outstanding shares of common stock and shares of common stock issuable upon exercise of fully vested options.
(3)	Howard I. Hoffen, Kenneth F. Clifford and Michael C. Hoffman are Managing Directors of Metalmark and, before giving effect to this offering, exercised sole voting or investment power over 8,426,896 shares, including 12,500 shares subject to options and excluding 9,912 restricted stock units which are payable in the form of common shares on or after March 12, 2008, beneficially owned by Metalmark. Messrs. Hoffen, Clifford and Hoffman disclaim beneficial ownership of such shares as a result of their respective employment arrangements with Metalmark, except to the extent of their pecuniary interest therein ultimately realized.
(4)	As noted above, Metalmark, the Institutional Stockholders, certain members of our senior management and our company are parties to the Securityholder Agreement. Metalmark and the Institutional Stockholders may be deemed to be a “group” for purposes of Section 13(d)(3) or Section 13(g)(3) of the Exchange Act and Rule 13d-5(b)(1) thereunder. For more information on the terms of, and the parties to, the Securityholder Agreement, see “Certain Relationships and Related Transactions — Securityholder Agreement” in our Proxy Statement on Schedule 14A, which is incorporated by reference herein from our Annual Report on Form 10-K for the fiscal year ended March 31, 2007.
(5)

An affiliate of Metalmark manages MSCP IV, L.P. and MSCP IV 892, L.P. pursuant to a subadvisory agreement (the “Subadvisory Agreement”). For more information on the terms of the Subadvisory Agreement, see “Certain Relationships and Related Transactions — Relationship with Metalmark and Morgan Stanley” in our Proxy Statement on Schedule 14A,

which is incorporated by reference herein from our Annual Report on Form 10-K for the fiscal year ended March 31, 2007. As a result of its ownership of our outstanding shares of common stock after giving effect to this offering, and its rights under the Securityholder Agreement and the Subadvisory Agreement, Metalmark may be able to influence the outcome of stockholder votes, including votes concerning the election of directors, the adoption or amendment of provisions in our charter or bylaws, the approval of mergers, decisions affecting our capital structure and other significant corporate transactions as well as matters affecting our management and policies.

(6)	Includes J.P. Morgan Direct Corporate Finance Institutional Investors LLC, J.P. Morgan Direct Corporate Finance Private Investors LLC and 522 Fifth Avenue Fund, L.P.

CERTAIN U.S. FEDERAL TAX CONSEQUENCES TO NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. As used in this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States or any political subdivision of the United States;

•	a partnership;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust, in general, if (i) a U.S. court is able to exercise primary supervision over the administration of the trust and (ii) one or more U.S. persons have authority to control all substantial decisions of the trust.

An individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during the current calendar year and the two immediately preceding calendar years. For purposes of this calculation, all of the days in which the individual is present in the United States in the current calendar year are counted, along with, one-third of the days in which the individual is present in the immediately preceding calendar year and one-sixth of the days in which the individual is present in the second preceding calendar year. Residents are treated for U.S. federal income tax purposes as if they were U.S. citizens.

This discussion does not consider:

•	U.S. state and local or non-U.S. tax consequences;

•	specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position;

•	the tax consequences for the stockholders, partners or beneficiaries of a non-U.S. holder;

•	the alternative minimum tax;

•

special tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, regulated investment companies, real estate investment trusts, cooperatives, U.S. expatriates, broker dealers, non-U.S. holders that own or acquire 5% or more of our common stock, and traders in securities; or

•	special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment.

The following discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury regulations and administrative and judicial interpretations, all as in effect on the date of this prospectus supplement, and all of which are subject to change, retroactively or prospectively. The following discussion also assumes that a non-U.S. holder holds our common stock as a capital asset within the meaning of section 1221 of the Code (generally, property held for investment). EACH NON-U.S. HOLDER SHOULD CONSULT ITS TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF ACQUIRING, HOLDING, AND DISPOSING OF OUR COMMON STOCK.

Dividends

Distributions on common stock constitute dividends for U.S. federal income tax purposes to the extent such distributions are made out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. We may not pay cash dividends on our common stock for the foreseeable future. See “Dividend Policy.” In the event, however, that we pay dividends on our common stock, we will have to withhold U.S. federal withholding tax at a rate of 30% (or at a lower rate under an applicable income tax treaty that allows for a reduced rate of withholding, provided that we have received proper certification that the non-U.S. holder is eligible for the reduced rate under such income tax treaty) from the gross amount of the dividends paid to a non-U.S. holder unless such dividends are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States, as described below.

Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty. A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the U.S. Internal Revenue Service.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States are not subject to the U.S. federal withholding tax, but, unless otherwise provided in an applicable income tax treaty, are instead taxed in the manner applicable to U.S. persons. In that case, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States may be subject to a branch profits tax at a 30% rate, or at a lower rate if provided by an applicable income tax treaty.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be taxed on gain recognized on a disposition of our common stock unless:

•

the non-U.S. holder is an individual who is present in the United States for 183 days or more during the taxable year of the disposition and meets certain other conditions (though any such person will generally be treated as a resident of the United States);

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States or, in some instances if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; or

•

we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes, and such non-U.S. holder held more than 5 percent of our common stock at any time during the shorter of the five-year period ending on the date of disposition or the period that such non-U.S. holder held our common stock.

We believe that we are not, and we do not anticipate that we will become, a U.S. real property holding corporation.

An individual non-U.S. holder who is subject to U.S. tax because the holder was present in the United States for 183 days or more during the year of disposition is taxed on the amount by which capital gains allocated to U.S. sources (including gains from sale of our common stock) exceed capital losses allocated to U.S. sources incurred during the year at a flat rate of 30%, or at a lower rate if provided by an applicable income tax treaty. Other non-U.S. holders that are subject to U.S. federal income tax on gain from the disposition of our common stock will be taxed on such gain in the same manner in which citizens or residents of the U.S. would be taxed, and if such non-U.S. holder is a foreign corporation such gain may also be subject to a branch profits tax at a 30% rate, or at a lower rate if provided by an applicable income tax treaty.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

U.S. federal legislation enacted in 2001 provides for reductions in the U.S. federal estate tax through 2009 and the elimination of the tax entirely in 2010. Under the legislation, the estate tax would be fully reinstated, as in effect prior to the reductions, in 2011.

Information Reporting and Backup Withholding Tax

We must report annually to the U.S. Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to that holder and the tax withheld from those dividends. Copies of the information returns reporting those dividends and withholding may also be made available by the U.S. Internal Revenue Service to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.

Under some circumstances, U.S. Treasury regulations require additional information reporting and backup withholding on payments made with respect to or on our common stock. Under currently applicable law, the gross amount of dividends paid to a non-U.S. holder that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury regulations generally will be subject to additional information reporting and backup withholding.

The payment of proceeds on the disposition of common stock by a non-U.S. holder to or through a U.S. office of a broker or a non-U.S. office of a U.S. broker generally will be reported to the U.S. Internal Revenue Service and, if to or through U.S. offices of a broker, reduced by backup withholding (at the current applicable rate of 28%), unless the non-U.S. holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption and certain other conditions are met. The payment of proceeds on the disposition of common stock by a non-U.S. holder to or through a non-U.S. office of a non-U.S. broker will not be reduced by backup withholding or reported to the U.S. Internal Revenue Service unless the non-U.S. broker has certain enumerated connections with the United States.

Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded, or credited against the holder’s U.S. federal income tax liability, if any, provided that certain required information is furnished to the U.S. Internal Revenue Service.

UNDERWRITING

The company, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Banc of America Securities LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.	1,615,000
Banc of America Securities LLC	680,000
Jefferies & Company, Inc.	425,000
Lehman Brothers Inc.	425,000
William Blair & Company, L.L.C	255,000

Total	3,400,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 340,000 shares from the selling stockholders. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 340,000 additional shares.

	No Exercise	Full Exercise
Per Share	$1.305	$1.305
Total	$4,437,000	$4,880,700

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.783 per share from the public offering price. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We, all of our directors and executive officers and the selling stockholders have agreed that, without the prior written consent of Goldman, Sachs & Co., subject to certain exceptions, we and they will not directly or indirectly, during the period commencing on the date of this prospectus supplement and ending 75 days thereafter (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such transaction described in (1) or (2) above is to be settled by delivery of our common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for shares of our common stock. This restriction will not apply to, among other things:

•	transactions relating to shares of common stock or other securities acquired in open market transactions after the completion of this offering,

•

the exercise of options to purchase shares of our common stock pursuant to the surrender of options to purchase shares of our Common Stock or the payment of cash to satisfy the applicable aggregate exercise price (and applicable withholding taxes, if applicable) required to be paid upon such exercise,

•	transactions of shares pursuant to pre-existing plans complying with Rule 10b5-1 of the Exchange Act, and

•

transfers of shares of our common stock or common stock equivalents as a bona fide gift or by will or intestacy, including transfers to a trust where the beneficiaries of the trust are drawn solely from a group consisting of the director, officer or significant stockholder and immediate family members thereof, provided that (i) each transferee executes and delivers to the underwriters a lock-up letter and (ii) no party shall be required to, nor shall it voluntarily, file a report under Section 16(a) of the Exchange Act in connection with such transfer or distribution (other than a filing on Form 5 in certain instances).

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales,

stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The company and the selling stockholders estimate that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $500,000.

The company and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, commercial and investment banking services for the company, for which they received or will receive customary fees and expenses.

LEGAL MATTERS

The validity of the securities offered pursuant to this prospectus supplement has been passed upon for us by our counsel,

Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Davis Polk & Wardwell is acting as counsel to the underwriters.

PROSPECTUS

ENERSYS

Debt Securities

Preferred Stock

Common Stock

EnerSys, from time to time, may offer, issue and sell unsecured debt securities which may be senior or subordinated debt securities, preferred stock and common stock. The debt securities and preferred stock may be convertible into or exercisable or exchangeable for our common stock, our preferred stock, our other securities or the debt or equity securities of one or more other entities. Our common stock is listed on the New York Stock Exchange and trades under the symbol “ENS.”

We or a selling securityholder may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis.

To the extent that any selling securityholder resells any securities, the selling securityholder may be required to provide you with this prospectus and a prospectus supplement identifying and containing specific information about the selling securityholder and the terms of the securities being offered.

This prospectus describes some of the general terms that may apply to these securities. The specific terms of any securities to be offered will be described in a supplement to this prospectus. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you make your investment decision.

Investing in our securities involves risks, including the risks described in our Annual Report on Form 10–K for the fiscal year ended March 31, 2007, the risk factors described under the caption “Risk Factors” in any applicable prospectus supplement and/or any risk factors set forth in our other filings with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, as discussed on page 2 of this prospectus.

This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

Neither the Securities and Exchange Commission, any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated May 19, 2008

In this prospectus, except as otherwise indicated, “EnerSys,” “we,” “our,” and “us” refer to EnerSys, which is a holding company, and its consolidated subsidiaries.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf process, we may, from time to time, sell any combination of the securities described in this prospectus in one or more offerings.

This prospectus provides you with a general description of the securities that we may offer. Each time we sell securities, we will provide a prospectus supplement that contains specific information about the terms of that offering, including the specific amounts, prices and terms of the securities offered. The prospectus supplement may also add information to this prospectus or update or change information in this prospectus. To the extent that this prospectus is used by any selling securityholder to resell any securities, information with respect to the selling securityholder and the terms of the securities being offered will be contained in a prospectus supplement. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. You should read carefully this prospectus and any prospectus supplement together with the additional information described under the headings “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements, and other information with the SEC. These reports, proxy statements, and other information can be read and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with the SEC, including EnerSys. These reports, proxy statements and other information can also be read at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 or on our internet site at http://www.enersys.com.

Information on our website is not incorporated into this prospectus and is not a part of this prospectus.

We will provide without charge upon written or oral request to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the documents which are incorporated by reference into this offering (other than exhibits unless such exhibits are specifically incorporated by reference in such documents). Requests should be directed to Investor Relations, EnerSys, 2366 Bernville Road, Reading, Pennsylvania 19605, or by calling EnerSys Investor Relations directly at (610) 236-4040.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We have incorporated by reference information into this prospectus. “Incorporate by reference” means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. This prospectus incorporates by reference the documents listed below (excluding any portions of such documents that have been “furnished” but not “filed” for purposes of the Securities Exchange Act of 1934, as amended, or the Exchange Act):

•	Annual Report on Form 10-K for the fiscal year ended March 31, 2007 (filed on June 13, 2007);

•	Quarterly Reports on Form 10-Q for the fiscal quarters ended July 1, 2007 (filed August 8, 2007), September 30, 2007 (filed November 7, 2007) and December 30, 2007 (filed on February 7, 2008);

•	Current Reports on Form 8-K filed April 2, 2007, May 23, 2007 (other than item 7.01 and exhibit 99.2 under item 9.01, which are furnished and not incorporated herein by reference), July 6, 2007, July 20, 2007, August 2, 2007, August 7, 2007 (other than exhibit 99.1 under item 9.01, which is furnished and not incorporated herein by reference), August 31, 2007, December 3, 2007, December 7, 2007, February 28, 2008, February 29, 2008 and May 6, 2008; and

•	Registration Statement on Form 8-A as filed on July 26, 2004.

We also incorporate by reference all of our filings with the SEC made pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, between the date of this prospectus and the date all of the securities offered hereby are sold or the offering is otherwise terminated, with the exception of any information furnished under Item 2.02 and Item 7.01 of Form 8-K, which is not deemed filed and is not incorporated by reference herein. Any such filings shall be deemed to be incorporated by reference and to be a part of this prospectus from the respective dates of filing of those documents.

ENERSYS

EnerSys is the world’s largest manufacturer, marketer and distributor of industrial batteries. We also manufacture, market and distribute related products such as chargers, power equipment and battery accessories, and we provide related after-market and customer-support services for industrial batteries. Industrial batteries generally are characterized as reserve power batteries or motive power batteries.

Reserve power products are known as network, standby or stationary power batteries and are used primarily for backup power applications to ensure continuous power supply in case of main (primary) power failure or outage. Reserve power batteries are used primarily to supply standby direct current, or DC, operating power for:

•	telecommunications systems, such as wireless, wireline and internet access systems, central and local switching systems, satellite stations and radio transmission stations;

•	uninterruptible power systems, or UPS, applications for computer and computer-controlled systems, including process control systems;

•	specialty power applications, including security systems for premium starting, lighting and ignition applications;

•	switchgear and electrical control systems used in electric utilities and energy pipelines; and

•	commercial and military aircraft, submarines and tactical military vehicles.

Motive power products are used to provide power for manufacturing, warehousing and other material handling equipment, primarily electric industrial forklift trucks. They compete primarily with propane- and diesel-

powered internal combustion engines used principally in the following applications:

•	electric industrial forklift trucks in distribution and manufacturing facilities;

•	mining equipment, including scoops, coal haulers, shield haulers, underground forklifts, shuttle cars and locomotives; and

•	railroad equipment, including diesel locomotive starting, rail car lighting and rail signaling equipment.

Our principal executive offices are located at 2366 Bernville Road, Reading, PA 19605. Our telephone number at that address is (610) 208-1991.

USE OF PROCEEDS

We intend to use the net proceeds from the sales of the securities as set forth in the applicable prospectus supplement. Unless otherwise set forth in a prospectus supplement,

we will not receive any proceeds in the event that the securities are sold by a selling securityholder.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratio of earnings to fixed charges for the periods indicated.

Nine fiscal months ended December 30, 2007(1)	Fiscal year ended March 31,
	2007(2)	2006(3)	2005(4)	2004(5)	2003
2.90	2.63	2.32	2.59	1.28	2.25

For purposes of calculating the ratio of earnings to fixed charges, earnings represent income before income taxes plus fixed charges. Fixed charges consist of total interest expense and a one-third portion of rental expenses that management believes is representative of interest.

As of the date of this prospectus, we have not issued any shares of preferred stock.

As explained in notes to the Consolidated Financial Statements included in our Reports on Forms 10-K and 10-Q, net income in the above periods included the following pre-tax expenses and income (dollars in thousands):

(1)	The fiscal nine months ended December 30, 2007 included a pretax charge of $11,402 to facilitate the integration of the recent Energia acquisition into our worldwide operations. The charge is comprised of $6,324 as a restructuring accrual, primarily in Europe, for staff reductions, and $5,078 for a non-cash impairment charge for machinery and equipment.

(2)	In fiscal 2007, we settled litigation matters that resulted in litigation settlement income, net of related legal fees and expenses, of $3,753 pretax.

(3)	Pretax restructuring charges recorded in fiscal 2006 were $8,553 which included

$6,217 incurred to cover estimated costs in Europe of staff reductions, exiting of a product line, and closing several ancillary locations, $1,063 incurred to cover estimated restructuring programs in Europe related to the newly acquired GAZ facility in Zwickau, Germany, and $1,273 of non-cash write-off of machinery and equipment based on impairment testing.

(4)	The fiscal 2005 operating results include a pretax charge of $3,622 for the write-off of deferred financing costs, and a pretax charge of $2,400 for a loan prepayment penalty, both of which were incurred as a result of our initial public offering.

(5)	The fiscal 2004 operating results include a pretax charge of $30,974 that was incurred primarily as a result of a Settlement Agreement, and pretax charges of $21,147 for uncompleted acquisitions (primarily legal and other professional fees), plant closing costs related to the final settlement of labor matters relating to a North American plant closed in fiscal 2002 and a special bonus paid, including related payroll costs, in connection with the March 17, 2004 recapitalization transaction.

DESCRIPTION OF CAPITAL STOCK

General Matters

Our authorized capital stock consists of 135,000,000 shares of common stock, par value $0.01 per share, of which 49,434,419 shares were issued and outstanding as of May 16, 2008 and 1,000,000 shares of undesignated preferred stock, par value $0.01 per share, none of which was outstanding as of May 16, 2008.

The following summary describes the material provisions of our capital stock. This summary is not meant to be a complete description of our capital stock and we urge you to read our certificate of incorporation and our bylaws, which are incorporated by reference into this prospectus.

Certain provisions of our certificate of incorporation and bylaws summarized below may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for shares of common stock.

Common Stock

We have one class of common stock. All holders of shares of common stock are entitled to the same rights and privileges. Holders of shares of common stock are entitled to one vote per share on the election or removal of our directors and on all other matters to be voted on by our stockholders.

Holders of shares of common stock are not entitled to any preemptive or preferential rights to subscribe for additional shares of any class of our capital stock. The holders of shares of common stock are entitled to receive dividends, when, as and if declared by our board of directors, out of funds legally available therefor. Holders of shares of common stock are entitled to share ratably, upon dissolution or liquidation, in the assets available for distribution to holders of shares of common stock after the payment of all prior claims.

Preferred Stock

Our authorized capital stock includes 1,000,000 shares of undesignated preferred stock, none of which is issued or outstanding. Our board of directors is authorized, without further action by our stockholders, to provide for the issuance of such preferred stock in one or more series and to fix the dividend rate, conversion privileges, voting rights, redemption rights, redemption price or prices, liquidation preferences and qualifications, limitations and restrictions thereof with respect to each series. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of our company before any payment is made to the holders of shares of our common stock. In some circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of our board of directors, without stockholder approval, we may issue shares of preferred stock with voting and conversion rights that could adversely affect the holders of shares of our common stock. We have no current intention to issue any shares of preferred stock.

Section 203 of the Delaware General Corporation Law

Section 203 of the Delaware General Corporation Law may have the effect of delaying, deferring or preventing a change of control. In general, Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date such stockholder became an “interested stockholder,” unless:

•	prior to such date the board of directors approved either the “business combination” or the transaction that resulted in the stockholder becoming an “interested stockholder”;

•

upon consummation of the transaction that resulted in the stockholder becoming an “interested stockholder,” the “interested stockholder” owned at least 85% of the voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned by persons who are directors and also officers and certain other stockholders; or

•

on or subsequent to such date the “business combination” is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the “interested stockholder.”

A “business combination” includes certain mergers, stock or asset sales and other transactions resulting in a financial benefit to the “interested stockholder.” An “interested stockholder” is a person who, together with affiliates and associates, owns (or in the preceding three years, did own) 15% or more of the outstanding voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Limitation of Liability and Indemnification of Directors and Officers

We have included in our certificate of incorporation and bylaws provisions to:

•

eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty, but such provision does not eliminate liability for breaches of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under Section 174 of the Delaware General Corporation Law or for any transaction from which the director derived an improper personal benefit; and

•	indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary.

Acting pursuant to the provisions of our certificate of incorporation and bylaws and the provisions of Section 145 of the Delaware General Corporation Law, we have entered into agreements with each of our officers and directors to indemnify them to the fullest extent permitted by such provisions and such law. We also are authorized to carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, investments in our common stock may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors or officers pursuant to the provisions described above, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Other Provisions of our Certificate of Incorporation and Bylaws

Classified Board of Directors.

Our certificate of incorporation provides for our board of directors to be divided into three classes of directors serving staggered three-year terms. Each class shall consist, as nearly as may be practicable, of one-third of the total number of directors constituting our entire board of directors. As a result, approximately one-third of our board of directors will be elected each year. Moreover, except as otherwise provided in our Securityholder Agreement, dated as of July 26, 2004 (referred to herein as the Securityholder Agreement), among Metalmark Capital LLC, certain institutional stockholders, certain members of our senior management and our company, stockholders may remove a director only for cause. This provision, when coupled with the provisions of our certificate of incorporation and bylaws, except as otherwise provided in our Securityholder Agreement, authorizes only our board of directors to fill vacant directorships, preclude a stockholder from removing incumbent directors without cause and simultaneously gaining control of our board of directors by filling the vacancies created by such removal with its own nominees. This provision of our certificate of incorporation may not be amended or repealed by our stockholders except with the consent of the holders of at least two-thirds of our outstanding common stock.

Special Meeting of Stockholders.

Our certificate of incorporation provides that special meetings of our stockholders may be called only by our board of directors or our Chairman of the Board. This provision makes it more difficult for stockholders to take action opposed by our board of directors. This provision of our certificate of incorporation may not be amended or repealed by our stockholders except with the consent of the holders of at least two-thirds of our outstanding common stock.

No Stockholder Action by Written Consent.

Our certificate of incorporation provides that no action required or permitted to be taken at any annual or special meeting of our stockholders may be taken without a meeting, and the power of our stockholders to consent in writing, without a meeting, to the taking of any action is specifically denied. Such provision limits the ability of any stockholder to take action immediately and without prior notice to our board of directors. Such a limitation on a majority stockholder’s ability to act might affect such person’s or entity’s decision to purchase our voting securities. This provision of our certificate of incorporation may not be amended or repealed by the stockholders except with the consent of the holders of at least two-thirds of our outstanding common stock.

Advance Notice Requirements for Stockholder Proposals and Director Nominations.

Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual or special meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, our principal executive offices: in the case of an annual meeting that is called for a date that is within 30 days before or after the anniversary date of the immediately preceding annual meeting of stockholders, not less than 90 days nor more than 120 days prior to such anniversary date or, in the case of a special meeting called for the purpose of electing directors, not less than 90 days nor more than 120 days prior to such special meeting or not later than the close of business on the tenth day following the date on which public disclosure of the date of the meeting is made; and in the case of an annual meeting that is called for a date that is not within 30 days before or after the anniversary date of the immediately preceding annual meeting, not later than the close of business on the tenth day following the date on which public disclosure of the date of the meeting was made. Our bylaws also specify certain requirements for a stockholder’s notice to be in proper written form. These provisions may preclude some stockholders from bringing matters before the stockholders at an annual or special meeting or from making nominations for directors at an annual or special meeting. As set forth below, our bylaws may not be amended or repealed by our stockholders, except with the consent of holders of at least two-thirds of our outstanding common stock.

Adjournment of Meetings of Stockholders.

Our bylaws provide that when a meeting of our stockholders is convened, the presiding officer, if directed by our board of directors, may adjourn the meeting if no quorum is present for the transaction of business or if our board of directors determines that adjournment is necessary or appropriate to enable the stockholders to consider fully information that our board of directors determines has not been made sufficiently or timely available to stockholders or to otherwise effectively exercise their voting rights. This provision will, under certain circumstances, make more difficult or delay actions by the stockholders opposed by our board of directors. The effect of such provision could be to delay the timing of a stockholders’ meeting, including in cases where stockholders have brought proposals before the stockholders that are in opposition to those brought by our board of directors and therefore may provide our board of directors with additional flexibility in responding to such stockholder proposals. As set forth below, our bylaws may not be amended or repealed by our stockholders, except with the consent of holders of at least two-thirds of our outstanding common stock.

No Cumulative Voting.

The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation does not provide for cumulative voting.

Authorized but Unissued Capital Stock.

Our certificate of incorporation authorizes our board of directors to issue one or more classes or series of preferred stock, and to determine, with respect to any such class or series of preferred stock, the voting powers (if any), designations, powers, preferences, rights and qualifications, limitations or restrictions of such preferred stock. We have no current intention to issue any shares of preferred stock.

The Delaware General Corporation Law does not require stockholder approval for any issuance of previously authorized shares of our capital stock. However, the listing requirements of the New York Stock Exchange, which will apply so long as our common stock is listed on the New York Stock Exchange, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of our common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Amendment of the Bylaws.

Our certificate of incorporation provides that our bylaws may not be amended or repealed by our stockholders except with the consent of holders of at least two-thirds of our outstanding common stock and grants our board of directors the authority to amend and repeal our bylaws without a stockholder vote in any manner not inconsistent with the laws of Delaware or our certificate of incorporation. This provision makes it more difficult for our stockholders to make changes to our bylaws that are opposed by our board of directors. This provision of our certificate of incorporation may not be amended or repealed by our stockholders except with the consent of holders of at least two-thirds of our outstanding common stock.

Transfer Agent and Registrar

National City Bank, Cleveland, Ohio, is the transfer agent and registrar for our common stock.

DESCRIPTION OF DEBT SECURITIES

We may offer senior or subordinated unsecured debt securities, which may be convertible. Our debt securities will be issued under one or more indentures to be entered into between us and a trustee qualified under the Trust Indenture Act of 1939.

We have summarized certain general features of the debt securities from the indentures. Indenture forms are attached as exhibits to the registration statement of which this prospectus forms a part. The following description of the terms of the debt securities sets forth certain general terms and provisions. The particular terms of the debt securities offered by any prospectus supplement and the extent, if any, to which such general provisions may apply to the debt securities, will be described in the related prospectus supplement. Accordingly, for a description of the terms of a particular issue of debt securities, reference must be made to both the related prospectus supplement and to the following description.

General

Reference is made to the applicable prospectus supplement for the following terms of the debt securities (if applicable):

•	title and aggregate principal amount;

•	whether the securities will be senior or subordinated;

•	applicable subordination provisions, if any;

•	conversion or exchange into other securities;

•	percentage or percentages of principal amount at which such securities will be issued;

•	maturity date(s);

•	interest rate(s) or the method for determining the interest rate(s);

•	dates on which interest will accrue or the method for determining dates on which interest will accrue and dates on which interest will be payable;

•	redemption or early repayment provisions;

•	authorized denominations;

•	form;

•	amount of discount or premium, if any, with which such securities will be issued;

•	whether such securities will be issued in whole or in part in the form of one or more global securities;

•	identity of the depositary for global securities;

•

whether a temporary security is to be issued with respect to such series and whether any interest payable prior to the issuance of definitive securities of the series will be credited to the account of the persons entitled thereto;

•

the terms upon which beneficial interests in a temporary global security may be exchanged in whole or in part for beneficial interests in a definitive global security or for individual definitive securities;

•	any covenants applicable to the particular debt securities being issued;

•	any defaults and events of default applicable to the particular debt securities being issued;

•	currency, currencies or currency units in which the purchase price for, the principal of and any premium and any interest on, such securities will be payable;

•	time period within which, the manner in which and the terms and conditions upon which the purchaser of the securities can select the payment currency;

•	securities exchange(s) on which the securities will be listed, if any;

•	whether any underwriter(s) will act as market maker(s) for the securities;

•	extent to which a secondary market for the securities is expected to develop;

•	our obligation or right to redeem, purchase or repay securities under a sinking fund, amortization or analogous provision;

•	provisions relating to covenant defeasance and legal defeasance;

•	provisions relating to satisfaction and discharge of the indenture;

•	provisions relating to the modification of the indenture both with and without the consent of holders of debt securities issued under the indenture; and

•	additional terms not inconsistent with the provisions of the indenture.

One or more series of debt securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. One or more series of debt securities may be variable rate debt securities that may be exchanged for fixed rate debt securities.

United States federal income tax consequences and special considerations, if any, applicable to any such series will be described in the applicable prospectus supplement.

Debt securities may be issued where the amount of principal and/or interest payable is determined by reference to one or more currency exchange rates, commodity prices, equity indices or other factors. Holders of such securities may receive a principal amount or a payment of interest that is greater than or less than the amount of principal or interest otherwise payable on such dates, depending upon the value of the applicable currencies, commodities, equity indices or other factors. Information as to the methods for determining the amount of principal or interest, if any, payable on any date, the currencies, commodities, equity indices or other factors to which the amount payable on such date is linked and certain additional United States federal income tax considerations will be set forth in the applicable prospectus supplement.

The term “debt securities” includes debt securities denominated in U.S. dollars or, if specified in the applicable prospectus supplement, in any other freely transferable currency or units based on or relating to foreign currencies.

We expect most debt securities to be issued in fully registered form without coupons and in denominations of $1,000 and any integral multiples thereof. Subject to the limitations provided in the indenture and in the prospectus supplement, debt securities that are issued in registered form may be transferred or exchanged at the office of the trustee identified in the prospectus supplement, without the payment of any service charge, other than any tax or other governmental charge payable in connection therewith.

Global Securities

The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary (the “depositary”) identified in the prospectus supplement. Global securities will be issued in registered form and in either temporary or definitive form. Unless and until it is exchanged in whole or in part for the individual debt securities, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor. The specific terms of the depositary arrangement with respect to any debt securities of a series and the rights of and limitations upon owners of beneficial interests in a global security will be described in the applicable prospectus supplement.

Governing Law

The indentures and the debt securities shall be construed in accordance with and governed by the laws of the State of New York.

PLAN OF DISTRIBUTION

We or a selling securityholder may sell the common stock, preferred stock or any series of debt securities being offered hereby in one or more of the following ways from time to time:

•	to underwriters or dealers for resale to the public or to institutional investors;

•	directly to institutional investors;

•	directly to a limited number of purchasers or to a single purchaser;

•	through agents to the public or to institutional investors; or

•	through a combination of any of these methods of sale.

The prospectus supplement with respect to each series of securities will state the terms of the offering of the securities, including:

•	the offering terms, including the name or names of any underwriters, dealers or agents;

•	the purchase price of the securities and the net proceeds to be received by us from the sale;

•	any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation;

•	any public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchange on which the securities may be listed.

If we use underwriters or dealers in the sale, the securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, including:

•	privately negotiated transactions;

•	at a fixed public offering price or prices, which may be changed;

•	in “at the market offerings” within the meaning of Rule 415(a)(4) of the Securities Act;

•	at prices related to prevailing market prices; or

•	at negotiated prices.

Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If underwriters are used in the sale of any securities, the securities may be offered either to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters’ obligations to purchase the securities will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the securities if they purchase any of the securities.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of common shares, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of common shares. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement or a post-effective amendment to this registration statement.

If indicated in an applicable prospectus supplement, we may sell the securities through agents from time to time. The applicable prospectus supplement will name any agent involved in the offer or sale of the securities and any commissions we pay to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment. We may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the securities from us at the public offering price set forth in the applicable prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The delayed delivery contracts will be subject only to those conditions set forth in the applicable prospectus supplement, and the applicable prospectus supplement will set forth any commissions we pay for solicitation of these delayed delivery contracts.

Offered securities may also be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more remarketing firms, acting as principals for their own accounts or as agents for us. Any remarketing firm will be identified and the terms of its agreements, if any, with us and its compensation will be described in the applicable prospectus supplement.

Agents, underwriters and other third parties described above may be entitled to indemnification by us against certain civil liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents, underwriters and such other third parties may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

Each series of securities will be a new issue of securities and will have no established trading market, other than our common stock, which is listed on the New York Stock Exchange. Any common stock sold will be listed on the New York Stock Exchange, upon official notice of issuance. The securities other than the common stock may or may not be listed on a national securities exchange. Any underwriters to whom securities are sold by us for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice.

LEGAL MATTERS

Unless otherwise specified in a prospectus supplement accompanying this prospectus, Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, will provide opinions regarding the authorization and validity of the securities. Skadden, Arps, Slate,

Meagher & Flom LLP may also provide opinions regarding certain other matters. Any underwriters will also be advised about legal matters by their own counsel, which will be named in the prospectus supplement.

EXPERTS

The consolidated financial statements of EnerSys appearing in EnerSys’ Annual Report on Form 10-K for the year ended March 31, 2007 (including the schedule appearing therein), and EnerSys management’s assessment of the effectiveness of internal control over financial reporting as of March 31, 2007 included therein, have been audited by Ernst & Young

LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

3,400,000 Shares

Common Stock

Prospectus Supplement

Goldman, Sachs & Co.	Banc of America Securities LLC

Jefferies & Company	Lehman Brothers	William Blair & Company